Form 12b-25

SEC 1344
10-2002)
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                                                       SEC FILE NUMBER 000-50046
                                                       CUSIP NUMBER 74973Q 10 0

                                NOTIFICATION OF LATE FILING

(Check One):__Form 10-K __Form 20-F __Form 11-K _X Form 10-Q/10-QSB __Form N-SAR

For Period Ended: March 31. 2004
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

RS GROUP OF COMPANIES, INC.
------------------------------
Full Name of Registrant

RENT SHIELD CORP.
------------------
Former Name if Applicable

200 Yorkland Boulevard, Suite 200
-----------------------------------
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M2J 5C1
-----------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

The Company's financial statements have not been completed as of the date of this filing but are expected to be finalized within the next five business days.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Sanderson                       416           391-4223
   (Name)                          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           RS GROUP OF COMPANIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 2004   By /s/DAVID SANDERSON
                       ----------------------
                       DAVID SANDERSON, CHIEF FINANCIAL OFFICER